Delisting Determination,The Nasdaq Stock Market, LLC,
April 20, 2012, China CGame, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of China CGame, Inc.
(the Company), effective at the opening of the trading session on April 30, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5620(a) and 5620(b). The Company was notified of the Staffs determination on January 3, 2012.
The Company appealed the determination to a Hearing Panel and on February 16, 2012 the Panel issued a decision denying the Company continued listing. The Companys shares were suspended on February 21, 2012. and the Staff determination to delist the Company became final on April 2, 2012.